Ryan G. Miest
Associate 612-349-8790
RGMiest@rkmc.com
April 14, 2006
VIA EDGAR
Ms. Celeste M. Murphy
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	infoUSA Inc.
Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A, originally filed
April 12, 2006, re-filed April 14, 2006
File No. 000-19598
Dear Ms. Murphy:
     Transmitted herewith for filing is Amendment No. 1 to infoUSA’s Preliminary Proxy Statement on Schedule 14A, which was originally filed on April 12, 2006. The previously filed version was not marked to show changes from the original filing. Accordingly, for purposes of satisfying the requirements of Rule 14a-6(h), we are re-filing Amendment No. 1, marked to show changes. This filing is otherwise identical to the filing made on April 12, 2006.
     Please do not hesitate to contact me at 612-349-8790 with any questions.

Sincerely, ROBINS, KAPLAN, MILLER & CIRESI L.L.P.
/s/ RYAN G. MIEST

Ryan G. Miest

RGM

Cc:	Eric O. Madson